Exhibit 1.4

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Cardiome Pharma Corp.

On March 6, 2009, we reported on the consolidated balance sheets of Cardiome Pharma Corp. (“the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.  In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

SIGNED: KPMG LLP

Chartered Accountants

Vancouver, Canada March 6, 2009

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2008 and 2007

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as summarized below:

I.      Reconciliation of net loss and comprehensive loss:

        The application of U.S. GAAP would have the following effects on the net loss and comprehensive loss as reported:

	2008	2007
	$	$

Loss for the year, Canadian GAAP	(60,520)	(85,487)
In-process research and development (note a)	3,218	(20,337)
Stock-based compensation (note d)	(20)	264

Net loss for the year, U.S. GAAP	(57,322)	(105,560)
Other comprehensive income (loss), Canadian and U.S. GAAP	10	(10)

Comprehensive loss for the year, U.S. GAAP	(57,312)	(105,570)

Weighted average number of common shares outstanding, U.S. GAAP	63,749,262	62,887,885

Basic and diluted loss per common share, U.S. GAAP	(0.90)	(1.68)

II.      Reconciliation of significant balance sheet items:

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

      Intangible assets:

	2008	2007
	$	$

Intangible assets, Canadian GAAP	20,351	23,782
Adjustment for:
In-process research and development (note a)	(18,534)	(21,752)

Intangible assets, U.S. GAAP	1,817	2,030

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2008 and 2007

III.     Reconciliation of significant balance sheet items (continued):

    Consolidated shareholders’ equity:

           (i) Contributed Surplus:

	2008	2007
	$	$

Contributed Surplus, Canadian GAAP	24,955	21,927
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	(17,698)	(14,640)
Under U.S. GAAP (note d)	17,581	14,503
Preferred shares:
Beneficial conversion feature (note c)	455	-

Contributed surplus, U.S. GAAP	25,293	21,790

        (ii) Deficit:

	2008	2007
	$	$

Deficit, Canadian GAAP	(327,587)	(267,067)
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	17,715	14,657
Under U.S. GAAP (note d)	(17,598)	(14,520)
In-process research and development (note a)	(18,534)	(21,752)
Preferred shares:
Amortization of beneficial conversion feature (note c)	(455)	-

Deficit, U.S. GAAP	(346,459)	(288,682)

(a)   In-process research and development:

Under U.S. GAAP, the Company’s acquired technology relating to the acquisition of Artesian Therapeutics, Inc. and the acquired license for a clinical-stage drug candidate would be classified as in-process research and development and written off immediately as they have no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2008 and 2007

(b)  Accounts payable and accrued liabilities comprise:

	2008	2007
	$	$

Trade accounts payable	657	4,326
Accrued contract research	8,316	11,005
Employee-related accruals	830	993
Other accrued liabilities	1,700	870

	11,503	17,194

(c)  Preferred shares:

Under U.S. GAAP, the Series A convertible preferred shares contain an embedded beneficial conversion feature of $455 in favor of CR Intrinsic Investments, LLC (the holder). The beneficial conversion feature represents the difference between the conversion price and the fair value of the Company’s common stock on the commitment date, which was also the issuance date.  Under U.S. GAAP, the beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and was recognized as a return to the preferred shareholders through a charge to deficit, over the period from the date of issuance to October 25, 2008, which was the earliest date when the conversion became exercisable by the holder. The charge to deficit during the year ended December 31, 2008 was $455.

(d)  Stock-based compensation:

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures.

A summary of the Company’s unvested stock option activity and related information for the period ended December 31, 2008 is as follows:

	Number of	Weighted average grant-date fair value
Non-vested options	options	$

Non-vested at January 1, 2008	1,833,943	6.64
Granted	33,000	3.61
Vested	(715,573)	6.39
Forfeited	(113,348)	6.79
Non-vested at December 31, 2008	1,038,022	6.70

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2008 and 2007

(d)  Stock-based compensation (continued):

As of December 31, 2008, there was $2.0 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years.

The aggregate intrinsic value of stock options outstanding at December 31, 2008 was $2.3 million.

The aggregate intrinsic value of the vested and exercisable stock options at December 31, 2008 was $2.3 million.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2008 was $0.2 million (2007 - $3.2 million).

The aggregate fair value of vested options during the year ended December 31, 2008 was $4.6 million (2007 - $5.6 million).

The weighted average remaining contractual life of vested and exercisable stock options at December 31, 2008 was 2.0 years.

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation.  For the year ended December 31, 2008, the Company applied an estimated percentage of 4.5% for management, 20.4% for employees and 43.2% for consultants, which management considered to be a reasonable estimate of actual forfeitures.

Cash received during the year ended December 31, 2008 related to the exercise of stock options was $0.1 million.

(e)  Other disclosures required by U.S. GAAP:

FASB Interpretation No. 48 (Fin 48) - Accounting for tax uncertainties

The amount of liability for unrecognized tax benefits under Fin 48 as of December 31, 2008 is nil.

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties.

The Company is subject to taxes in Canada, the United States, United Kingdom and Switzerland.  The tax years which remain subject to examination as of December 31, 2008 for Canada and the United States include 1996 to present, and 2001 to present, respectively.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2008 and 2007

(e)  Other disclosures required by U.S. GAAP (continued):

     SFAS No. 157 - Fair value measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a three-level fair value hierarchy used to classify the source of the information. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Directly or indirectly observable market based inputs used in models or other valuation methodologies.

Level 3 - Unobservable inputs that are not corroborated by market data which require significant management judgment.

SFAS 157 is effective for fiscal years beginning on or after November 15, 2007. FASB Staff Position - Effective Date of FASB Statement No. 157 (FSP FAS 157-2) delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Effective January 1, 2008, the Company adopted the portion of SFAS 157 that was not deferred under FSP 157-2. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements. SFAS 157 affected the Company only to the extent of its embedded derivatives carried on a recurring basis at fair value using significant other observable inputs, which is the Level 2 input in the SFAS 157 hierarchy. As of December 31, 2008, the fair value of embedded derivatives was nil. The Company does not expect the adoption of the portion of SFAS 157 deferred under FSP 157-2 to have a material impact on its consolidated financial statements.

SFAS No. 159 - The Fair Value Option for Financial Assets and Liabilities

On January 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (SFAS 159). SFAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. There was no impact as a result of the adoption of this standard on the Company’s consolidated financial statements as the Company did not elect to use the fair value option for any financial assets and liabilities.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2008 and 2007

(e)  Other disclosures required by U.S. GAAP (continued):

EITF 07-3 - Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities

On January 1, 2008, the Company adopted Emerging Issues Task Force 07-3, Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-3). EITF 07-3 requires that all non-refundable advance payments for research and development activities that will be used in future periods be capitalized until used. In addition, the deferred research and development costs need to be assessed for recoverability. EITF 07-3 is applicable for fiscal years beginning after December 15, 2007 and is to be applied prospectively for new contracts entered into on or after the effective date of this Issue. The adoption of this Issue did not have an impact on the Company's consolidated financial statements.

(f)   Recent accounting pronouncements:

In November 2007, the Emerging Issues Task Force issued EITF 07-1, Accounting for Collaborative Arrangements (EITF 07-1). EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 will be effective for annual periods beginning after December 15, 2008 and is to be applied retrospectively for collaborative arrangements existing at December 15, 2008 as a change of accounting principle. The Company does not expect the adoption of EITF 07-1 to have a material impact on its consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (SFAS 161), which is effective for fiscal years and interim periods beginning after November 15, 2008.  The statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company does not expect the adoption of SFAS 161 to have a material impact on its consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). The Company does not expect the adoption of SFAS 162 to affect its consolidated financial statements.